EXHIBIT 99.1

Allied Gold Reports Third Quarter 2025 Results: Solid Performance and On Track for Improved Production

TORONTO, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) reports its financial and operational results for the third quarter of 2025. The Company produced 87,020 ounces of gold during the quarter and sold 92,099 ounces of gold during the same period. Production and sales were in line with expectations and operating plans, which fully support strong fourth quarter production as previously guided. All-in Sustaining Costs ("AISC")(1) for the period were $2,092 per ounce of gold sold, showing a material improvement from the previous period. As previously disclosed, the significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements. Progress on growth projects during the quarter is aligned with plans, and supports the Company's strategy for achieving significant production growth with reduced costs and increased margins.

THIRD QUARTER HIGHLIGHTS

Operational Highlights

  Production and Fourth Quarter Expectations: The Company produced 87,020 ounces of gold in the third quarter, in line with expectations and operating plans, which fully support strong production in the fourth quarter as previously guided. Gold production for the fourth quarter is expected to be the highest of the year, driven primarily by higher grades, leading to improved performances at Bonikro and Sadiola and by the completion of the Phase 1 expansion at Sadiola expected in December. Annual production is expected to be above 375,000 gold ounces which is in line with the Company’s guidance and consistent with Allied’s broader production outlook from its producing mines of 375,000 to 400,000 ounces of gold per annum. While formal guidance for 2026 is expected to be provided early in that year, the Company is targeting annual production from its existing operations at the high end of the outlook range with more consistent quarter-over-quarter performance. Further, results in the fourth quarter and thereafter are expected to benefit from the continued improvements the Company has made to its operations, and a series of operational enhancements and strategic initiatives aimed at delivering materially stronger operations. These include confirmatory drilling of high-grade areas, continued refinement of block models and grade-control processes, progressive mobilization of new mining equipment at Sadiola for material improvement of fleet availability and productivity, changes to mine management and hiring experienced local management including in Mali.

  At Bonikro and Agbaou, in Côte d'Ivoire, fourth quarter production will be driven mainly by the stripping completed earlier this year, which has allowed access to higher-grade areas. Fourth quarter production at Bonikro is expected to increase by up to 40% compared to the average of the preceding quarters.

  At Sadiola, in western Mali, operations are progressing normally and as planned. Operating, logistical and project development activities are progressing as usual, with inventories of consumables at normal levels. With fourth-quarter production expected to be up to 40% higher than the average of previous quarters, Sadiola is positioned to meet full-year guidance and is setting the foundation for stronger production next year. Production is expected to be driven by oxide ore feed from new zones discovered and developed in 2025, along with processing a higher proportion of higher-grade fresh ore following the completion of the Phase 1 expansion which continues to advance, in the fourth quarter.

  Gold Sales: Sales exceeded production in the quarter, totalling 92,099 gold ounces, as anticipated and previously guided, due to the sale early in the third quarter of inventory built up in the second quarter.

  Costs Improving: Total cost of sales(4) of $2,087, Cash Costs(1) of $1,911, and AISC(1) of $2,092, reported by the Company on a per ounce sold basis. These figures include royalties linked to higher gold prices and increased waste removal at Agbaou, which has begun resulting in higher production in the third quarter. AISC(1) for the quarter materially improved from the second quarter. As previously disclosed, the significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements. As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out.

  Quarterly results for 2025 year-to-date are summarized as follows:

	Q1 2025	Q2 2025	Q3 2025
Production ounces	84,040	91,017	87,020
AISC(1)	$1,811	$2,343	$2,092
  Performance by Asset:
    Sadiola: production totalled 42,174 ounces and was in line with plan. Ore feed came primarily from Stage 5 and Sekekoto West, with Korali-Sud contributing early in the quarter before being phased out. The Company advanced development of moderate- to high-grade zones including Sekekoto North and Stage 5, which are expected to contribute to fourth quarter production and carry into 2026. Additional higher-grade oxide ore is expected next year from Sekekoto North as well as FE4 and FE2.5, where exploration success has accelerated development toward production.
    Bonikro: production amounted to 21,953 ounces and was in line with plan. Higher grades were sourced mainly from the Stage 3 pit while stripping was advanced at Stage 5. Throughput and recoveries improved following completion of plant enhancements, increased crusher availability, improved fragmentation, and strengthened maintenance practices.
    Agbaou: strong production of 22,893 ounces represented a 43% increase from the second quarter. Higher grades from South Sat 3, West Pit 7 and West Pit 2 drove the production improvement while Agbale and Assondji So supplied additional oxide ore supporting higher throughput and improved plant performance.

Financial Results Highlights

  Earnings:
    Third quarter net loss of $17.9 million or $(0.15) per share.
    Third quarter adjusted earnings(1) of $33.3 million or $0.29 per share.
  Cash Flows and EBITDA:
    Net cash generated from operating activities for the quarter was $181.5 million.
    Operating cash flows before income tax paid, government settlements and movements in working capital was a strong inflow of $196.3 million.
    EBITDA(1) and Adjusted EBITDA(1) for the three months ended September 30, 2025, were $70.8 million and $109.8 million, respectively.
  Strong Financial Position: As of September 30, 2025, the Company had cash and cash equivalents of $262.3 million. The $50.0 million revolving-credit facility (including a $10.0 million accordion) remained undrawn. In addition to available credit, the Company has liquidity available through future draws on the Kurmuk gold stream. Available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positions the Company to execute on Kurmuk's remaining capital expenditures, and other capital allocation priorities. Further, subsequent to quarter end, the Company completed an overnight marketed equity offering, for total net proceeds of $134.0 million, further increasing cash positions.

Advancement of Key Growth Initiatives

Kurmuk: The Kurmuk Project continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the third quarter of 2025.

The project is progressing well, with engineering substantially completed. The key focus during the quarter and the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding area, and advancing the mechanical erection at the processing plant site. Mining activities at Ashashire and Dish Mountain, the two initially planned open pits which account for the current inventory of ounces, are progressing according to plan, with the objective of building at least three months’ worth of high-grade ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue advancing mechanical erection throughout the fourth quarter, as well as progressing remaining earthworks, commencing electrical installation, infrastructure and ancillary facilities. The Ethiopian Electrical Power Company is progressing the installation of the power line to site, which is expected to be completed in early 2026. Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution of the project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of its assets.

For the quarter ended September 30, 2025, $60.0 million was spent on the Kurmuk project, comprising direct construction capital expenditures and exploration activity.

Sadiola Phased Expansion: The Phase 1 expansion is advancing according to plan, with significant progress made to the end of the third quarter and into October on the mill and crushing areas. The Phase 1 expansion is expected to be operational late in the fourth quarter, which will enable Sadiola to incorporate up to 60% fresh ore into the feed. As fresh ore makes up the majority of the ore inventory at the mine, and in particular at the Sadiola Main deposit, the completion of Phase 1 not only allows Sadiola to treat a higher proportion of the abundant higher-grade fresh ore, but it also allows the mine to increase its efficiency and overall performance, as mining operations can be concentrated in fewer, bulkier areas, and use new oxide areas as production upside.

The Company is also evaluating progressive expansion options for the existing plant following Phase 1, targeting comparable production levels at lower capital intensity. These studies indicated that adding a pre-leach thickener to the circuit can allow the plant to process up to 90% of the fresh ore in the feed, significantly increasing operational flexibility and the opportunity to boost production and reduce costs. Given that a pre-leach thickener is required regardless of the future expansion scenario selected, the Company decided to start its engineering and design in the third quarter and is planning for its construction in 2026, along with other minor quick-return improvements to the processing circuit.

Exploration

During Q3 2025, 46,686 metres of drilling in 428 holes were completed across Mali, Côte d’Ivoire and Ethiopia. The program aims to both replace and grow mineral inventories with low discovery costs, extending mine life, and enhancing operational flexibility with the aim of increasing production and margins.

At Sadiola, exploration drilling has intersected significant new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high and medium-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down. Details on these zones can be found in the October 29, 2025 Press Release "Allied Gold Reports Exploration Results at Sadiola Demonstrating Continued Discovery In A World-Class Mineralized System" available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://alliedgold.com. Mineralization remains open along strike and at depth across all four target areas.

Progress for Côte d’Ivoire and Ethiopia is discussed below, and an exploration update for Kurmuk is planned later in November and an update for CDI scheduled for January 2026.

Equity Offering

Subsequent to quarter end, on October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million) further increasing financial flexibility and positioning the Company to accelerate the pursuit of value creation across its portfolio.

For further details related to the offering please refer to the prospectus supplement dated October 20, 2025, and the accompanying base shelf prospectus dated October 1, 2024, available on SEDAR+ at www.sedarplus.ca.

Sustainability, Health and Safety Highlights

  The Company did not report any significant Environmental Incidents for the three months ended on September 30, 2025.
  The Company’s Total Recordable Injury Rate (TRIR) was 1.87, compared to a TRIR of 2.50 in the comparative prior year quarter.
  In terms of Lost Time Injuries (“LTI”), the Company reported one LTI for the three months ended September 30, 2025, compared to three LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended September 30, 2025 of 0.16, compared to a LTIR of 0.75 in the comparative prior year quarter.

Summary of Operational Results

	For three months ended March 31	For three months ended June 30,	For three months ended September 30,
	2025	2025	2025
Gold ounces
Production	84,040	91,017	87,020
Sales(8)	131,520	81,103	92,099
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,838	$2,294	$2,087
Cash Costs(1)	$1,656	$2,034	$1,911
AISC(1)	$1,811	$2,343	$2,092

Average revenue per ounce	$2,814	$3,098	$3,310
Average market price per ounce	$2,860	$3,280	$3,457

Gold production of 87,020 ounces during the three months ended September 30, 2025, compared to 85,147 ounces during the comparative prior period. The increase was predominantly driven by strong performance at Sadiola and Agbaou in relation to the comparative prior year period.

Total cost of sales(4) on a per gold ounce sold basis of $2,087 for the three months ended September 30, 2025 compared to $1,729 during the comparative prior period. Cash Costs(1) on a per gold ounce sold basis of $1,911 for the three months ended September 30, 2025, compared to $1,587 during the comparative prior period. AISC(1) on a per ounce gold sold basis for the current quarter of $2,092 compared to $1,867. AISC(1) for the quarter materially improved from the second quarter. As previously disclosed, the significant planned increase in production in the fourth quarter, along with operational improvements and mine sequencing, is expected to drive further meaningful cost improvements.

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out.

At Agbaou, costs benefited from increased production, a result of securing access to higher-grade ore with the prioritization of waste removal earlier in the year and into the third quarter. This strategy further allows higher grades and increased production in the last quarter of 2025, and supports increased operational flexibility and production levels in 2026. Costs in the third quarter at Agbaou associated with waste removal were significantly lower than in the second quarter, notwithstanding the continued activities. While waste movement is expected to continue, ore feed, gold grades and production are expected to materially increase resulting in reduced costs and increased cash flows. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year. Costs at Bonikro were also in line with expectations. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With residual contributions from Korali-Sud during the quarter, costs were impacted commensurately. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of nearly $500 per ounce in the Sadiola structure year-over-year.

Fourth quarter AISC(1) is anticipated to decrease, notwithstanding an increase in gold price-based royalties due to higher gold prices. Mostly, the decreases in AISC(1) are expected to stem from increased production and the benefit of disproportionate operating and waste removal costs in the first nine months of the year. Further, the ongoing benefits from cost control and reduction programs, the completion of Phase 1, which will contribute to production in the fourth quarter, along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, are expected to drive continued quarter-over-quarter AISC(1) improvements. The impact on cash flows is expected to be magnified in the fourth quarter, when production is expected to meaningfully increase. Further, the higher grades at Agbaou and the Phase 1 completion at Sadiola, which will allow higher contribution of fresh ore and increased operational flexibility, will carry on to benefit the first quarter of 2026 and beyond.

Gold sales totalled 92,099 ounces for three months ended September 30, 2025 compared to 78,939 ounces sold in the comparative period. Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale in the third quarter of built-up inventory from the second quarter.

Gold production was 262,077 ounces during the nine months ended September 30, 2025, in line with the 258,459 ounces in the comparative period. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended September 30,
2025
Operating
Ore mined (M tonnes)	0.82
Waste mined (M tonnes)	6.79
Ore processed (M tonnes)	1.24
Gold
Production (Ounces)	42,174
Sales(8)(Ounces)	45,368
Feed grade (g/t)	1.20
Recovery rate (%)	88.3%
Total cost of sales per ounce sold(4)	$2,166
Cash costs per ounce sold(1)	$2,092
AISC per ounce sold(1)	$2,224
Financial (In thousands of US Dollars)
Revenue	$151,452
Cost of sales (excluding DDA)	(95,353)
Gross profit excluding DDA(1)	$56,099
DDA	(2,924)
Gross Profit	$53,175
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,246
Expansionary	24,876
Exploration	208

For the three months ended September 30, 2025, Sadiola produced 42,174 ounces of gold. Production in the third quarter was largely in line with plan and was supported by fresh and oxide ore mined from Sadiola Stage 5, FE4, Sekekoto West and Korali-Sud before being phased out. Korali-Sud served as a bridge between the current operations at Sadiola and the completion of Phase 1 expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y, with construction advancing on schedule and on budget. The Phase 1 expansion is expected to ramp up late in the fourth quarter, stabilizing production at an annualized rate of over 200,000 ounces, with further details noted below.

The Company has advanced development of new moderate- to high-grade zones including Sekekoto North and Stage 5, which are expected to contribute to fourth quarter production and carry into next year. Contributions of higher-grade oxide ore next year are also expected from Sekekoto North, along with FE4 and FE2.5 where exploration efforts have delineated new resources and accelerated their development toward production.

Following continued mobilization of additional equipment by the mining contractor in the third quarter, further equipment additions are planned for the fourth quarter. Although the mining contractor has experienced certain delays with the delivery of new mining equipment during the quarter due to logistical issues, resulting in extended use of older equipment with lower mechanical availability, it has deployed rental equipment to mitigate impacts and support production targets in the fourth quarter and into 2026 as new equipment is delivered to the site before the end of the year.

Instrumentation upgrades at the process plant have delivered measurable improvements in performance. Between January and September 2025, throughput increased by 267,000 tonnes through enhanced control systems, refined instrumentation, and improved process stability. Complementary technical upgrades, such as increased capacity of the regrind mill cyclone feed pump, are underway to support sustained higher throughput and recovery rates. The Phase 1 process plant upgrade, which will contribute to production in the fourth quarter, will consolidate these improvements, reinforcing both efficiency and output potential. In the fourth quarter, a new pebble crusher will allow for an increase in the proportion of fresh ore in the feed blend, uplift feed grade, and boost gold production in the fourth quarter in anticipation of the completion of the Phase 1 expansion.

To capitalize on these operational gains and strengthen cash flow, a comprehensive performance and cost-control program has been launched across Sadiola. Over 60 targeted initiatives are currently in progress, focusing on contractor optimization, equipment productivity, feed strategy, energy efficiency, and workforce structure. These initiatives are expected to yield partial cost reductions in Q4, with more structural and sustainable savings anticipated from 2026 onward. With rising mining volumes, improved fresh-ore preparation, and active improvement programs, Sadiola is well positioned to stabilize production and sustain stronger margins over the medium term.

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program (see "Sadiola Energy Program.") This upgrade will ensure Sadiola can sustain the ounce profile until the full plant expansion is complete. Despite some reported disruptions to fuel supplies in certain parts of the country, activities at Sadiola continue normally, with no impacts on operations. Further, additional fuel storage capacity has recently been added to Sadiola as part of the Phase 1 expansion.

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average market price for royalty calculations of $3,457 per ounce for the third quarter, consolidated AISC(1) was impacted by over $140 per ounce, with the impact at Sadiola being disproportionately higher due to higher gold-price-driven royalty percentages and residual contributions from Korali-Sud before being phased out. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With residual contributions from Korali-Sud during the quarter, costs were impacted commensurately. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of nearly $500 per ounce in the Sadiola structure year-over-year.

Fourth quarter AISC(1) is anticipated to decrease, notwithstanding an increase in gold price-based royalties due to higher gold prices. Mostly, the decreases are expected from increased production and progressive cost improvements quarter-over-quarter. The impact on cash flows is magnified in the fourth quarter, when production is expected to meaningfully increase. The Phase 1 completion at Sadiola, which will allow higher contribution of fresh ore and increase flexibility, will carry on to benefit the first quarter of 2026 and beyond.

Gold sales were higher than production in the quarter, as anticipated and previously guided, due to the sale early in the third quarter of built-up inventory from the second quarter.

Sadiola Expansion Project

The Phase 1 expansion is advancing according to plan, with significant progress made to the end of the third quarter and into October on the mill and crushing areas. The Phase 1 expansion is expected to be operational late in the fourth quarter, which will enable Sadiola to incorporate up to 60% fresh ore into the feed. As fresh ore makes up the majority of the ore inventory at the mine, and in particular at the Sadiola Main deposit, the completion of Phase 1 not only allows Sadiola to treat a higher proportion of the abundant higher-grade fresh ore, but it also allows the mine to increase its efficiency and overall performance, as mining operations can be concentrated in fewer, bulkier areas, and use new oxide areas as production upside.

Continued investment in the Phase 1 expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. This first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant with planned project commencement in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Further, the Company is conducting engineering studies to determine the optimal path for expansion, including the option of progressively expanding the existing plant after the Phase 1 Expansion, with the aim of achieving similar ultimate production levels at a lower capital intensity. While this progressive expansion would also allow for the treatment of fresh and oxide ore, its installed capacity could be leveraged and maximized with additional oxide ore sources, as well as high-grade transitional ore in the medium to longer-term. These studies indicated that adding a pre-leach thickener to the circuit can allow the plant to process up to 90% of the fresh ore in the feed, significantly increasing operational flexibility and the opportunity to boost production and reduce costs. Given that a pre-leach thickener is required regardless of the future expansion scenario selected, the Company decided to start its engineering and design in the third quarter and is planning for its construction in 2026, along with other minor quick-return improvements to the processing circuit.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Sadiola Exploration

During the third quarter, exploratory and resource drilling programs were conducted on the Sadiola licence with a total of 151 holes drilled comprising 16,087 metres utilizing five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, Tambali and FE4, TK1 and along the FE2 Trend during the quarter. Drilling has intersected multiple new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the Southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high and medium-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down.

Mineralization remains open along strike and at depth across all four target areas. A sterilization drill program over a proposed new tailings storage facility to the east of Sadiola Mine was completed.

Exploratory drilling at the Sekekoto West Deposit was extended to the north during the third quarter, with drillhole intersections demonstrating that the deposit remains open 700 metres to the north outside of the original pit design. Further drilling continues to test for strike extensions of this mineralized trend to the north.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization was completed in the third quarter. Drillhole intersections demonstrate good continuity of potentially economic mineralization to 320 metres depth. An updated resource model will be completed in the first quarter of 2026. In the near term, additional drilling is planned to test for oxide resources at the northeast portion of the Tambali Deposit.

At FE4, a 199-hole drill program, now 40% complete, is being carried out to both upgrade inferred mineral resources to Indicated and test for extensions to the known mineralization. Access to the pit base during the quarter was limited by rainfall, with the rainy season generally running from May to October, driven by the West African Monsoon, and active mining. Results to date have been encouraging.

New drilling programs were initiated at Sadiola Main and TK1 during the quarter. The first of 17 holes were completed at Sadiola Main. These holes are designed to test for the southern strike extensions of the deposit, test for additional oxide gold mineralization, infill areas where modelling information is needed and to test below previous drilling to begin to evaluate the underground potential.

Details on these zones can be found in the October 29, 2025 Press Release "Allied Gold Reports Exploration Results at Sadiola Demonstrating Continued Discovery In A World-Class Mineralized System" available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://alliedgold.com.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities, provide optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended September 30,
2025
Operating
Ore mined (M tonnes)	0.64
Waste mined (M tonnes)	6.52
Ore processed (M tonnes)	0.68
Gold
Production (Ounces)	21,953
Sales (Ounces)	23,530
Feed grade (g/t)	1.08
Recovery rate (%)	93.8%
Total cost of sales per ounce sold(4)	$2,023
Cash costs per ounce sold(1)	$1,570
AISC per ounce sold(1)	$1,755
Financial (In thousands of US Dollars)
Revenue	$77,012
Cost of sales (excluding DDA)	(37,164)
Gross profit excluding DDA(1)	$39,848
DDA	(10,444)
Gross Profit	$29,404
Capital Expenditures (In thousands of US Dollars)
Sustaining	$12,154
Expansionary	—
Exploration	2,585

Bonikro produced 21,953 ounces of gold during the three months ended September 30, 2025. Production for the third quarter was in line with plan, and higher grades were sourced mainly from the Stage 3 pit, while stripping was advanced at Stage 5. Improved plant throughput and recoveries were achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

The mining strategy and stripping campaign during the year has been focused to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

During the quarter plant recovery rates increased by over 2%. Processing optimization continues, with a focus on circuit efficiency and downtime control. Power reliability also improved, contributing to greater plant stability. As previously disclosed, a concept-level underground study at the Hiré endowment was completed during the second quarter. While early-stage, the findings are encouraging and support the launch of further technical evaluations. This work, with resources allocated to drill these targets, will assess the viability of underground mining as a long-term strategy to access deeper mineralization, unlock new production fronts, and extend the life of the Bonikro operation.

Hiré and Oumé Exploration

Allied is actively pursuing opportunities to extend the mine life with a goal to increase Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, a further budget of $7.5 million for the year was approved by the Company, allowing the launch of a focused initiative comprising strategic projects aimed at accelerating this objective. In the case of the Bonikro properties, the following projects are being advanced.

Hiré Exploration

Resource and exploration drilling was conducted on the Hiré licence, with 160 holes completed totaling 10,826 metres. Work included underground potential testing at the Akissi So aligned with the opportunity outlined above, and oxide-target drilling south of Assondji So and east of Chapelle with future drill testing expected to extend outside the current compensation zone to the east and southwest. Oxide gold mineralization was intersected in widely-spaced holes along the Assondji So South trend with infill drilling being planned for the fourth quarter of 2025. The phase one Akissi So underground test program is 73% complete with 2,440 metres drilled.

Oumé Exploration

At the Oumé Project, drilling continued over the Dougbafla West deposit with a goal to infill and extend the mineralized lenses with drilling completed in July. Exploration work programs have been proposed to the east of the Dougbafla North Deposit, east of the Dougbafla Central Zone and SW of the Dougbafla West Deposit as the limits of the Oumé mineralized systems have not been defined yet. One of the goals of the step out drilling is to identify extensions to the known zones with a focus on areas hosting felsic intrusions where wider mineralized zones could be expected. During the quarter, 18 holes for 2,857 metres completed at Dougbafla West, to infill and extend known lenses. Additional target generation underway east and southwest of known mineralized zones.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Agbaou Key Performance Information (100% Basis)	For three months ended September 30,
2025
Operating
Ore mined (M tonnes)	0.72
Waste mined (M tonnes)	10.97
Ore processed (M tonnes)	0.63
Gold
Production (Ounces)	22,893
Sales (Ounces)	23,201
Feed grade (g/t)	1.19
Recovery rate (%)	94.7%
Total cost of sales per ounce sold(4)	$1,996
Cash costs per ounce sold(1)	$1,904
AISC per ounce sold(1)	$2,175
Financial(In thousands of US Dollars)
Revenue	$77,154
Cost of sales (excluding DDA)	(42,510)
Gross profit excluding DDA(1)	$34,644
DDA	(3,792)
Gross Profit	$30,852
Capital Expenditures (In thousands of US Dollars)
Sustaining	$4,684
Expansionary	253
Exploration	962

Agbaou produced 22,893 ounces of gold during the three months ended September 30, 2025, compared to 18,640 ounces produced in the comparative prior year quarter, and representing a substantial increase of 43% from the second quarter. Production in the third quarter was bolstered by higher grades from South Sat 3, West Pit 7 and West Pit 2. Agbale and Assondji So supplied additional ore resulting in increased throughput in the process plant driven by higher oxide in the feed. The performance was supported by higher milling running hours and the implementation of enhanced short-interval controls.

At Agbaou, the Company continued to advance stripping to secure access to higher-grade ore in the last quarter of 2025, and to support increased operational flexibility and production levels in 2026. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase in the next three months, resulting in reduced costs and increased cash flows in the fourth quarter.

In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

Costs for the third quarter, as anticipated, reflect continued waste removal at WP 7 albeit, as expected, at levels significantly lowered from the second quarter, which will benefit access to oxide ore in the fourth quarter of 2025, partially offset by the successful implementation of a centralized management model. This is expected to result in higher production at lower costs for the remainder of 2025 as stripping is expected to be minimal in the fourth quarter.

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life with a goal to increase Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, a further budget of $7.5 million for the year was approved by the Company, allowing the launch of a focused initiative comprising two strategic projects aimed at accelerating this objective.

The first project targets the Agbaou West and East pits, with the goal of upgrading Inferred Mineral Resources to Indicated Mineral Resources to test for down dip extensions of known mineralization and to test for new lenses. The drilling campaign, structured in three phases, commenced in July, 2025, and is scheduled for completion in the first half of 2026. The program's goal is to add several more years to mine life.

The second project focuses on the Hire-Akissi So target, noted above, where the Company is working to confirm the extension and characteristics of the known underground mineable resource at grades ranging from 3 to 4 g/t of gold. The two-phase drilling program commenced in August 2025. Phase 1 was completed in September 2025. The initiation of Phase 2, depends on the results on Phase 1 with a goal of completion late first quarter of 2026.

Allied anticipates reporting progress on these initiatives by delivering a program status update in the second quarter of 2026. Up to seven core drills will be devoted to these two programs with one other RC drill dedicated to testing new targets.

Kurmuk Project (100% Interest)(7), Ethiopia

The Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the third quarter of 2025.

The project is progressing well, with engineering substantially completed. The key focus during the quarter and the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding area, and advancing the mechanical erection at the processing plant site. Mining activities at Ashashire and Dish Mountain, the two initially planned open pits which account for the current inventory of ounces, are progressing according to plan, with the objective of building at least three months’ worth of high-grade ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue advancing mechanical erection throughout the fourth quarter, as well as progressing remaining earthworks, commencing electrical installation, infrastructure and ancillary facilities. The Ethiopian Electrical Power Company is progressing the installation of the power line to site, which is expected to be completed in early 2026. Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the execution of the project, with subsequent modifications to the leaching circuit expected to be deployed in the future to increase fresh ore recoveries. The expanded processing capacity is expected to drive a modest increase in capital costs, consistent with consensus estimates on a capital intensity basis. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of its assets.

Kurmuk Project Exploration

During the third quarter, drilling was focused on resource extension drilling on the strike and depth extensions of Dish Mountain Resource, exploratory drilling and channel sampling continued at the Tsenge Prospect, the initiation of a new round of resource extension drilling at Ashashire, the start of drilling over the Urchin Prospect and ROM pad sterilization drilling. A total of 37 holes for 7,285 metres was drilled by five exploration drill rigs.

At Tsenge, channel sampling was completed along road cut sections representing 2,128 metres of sampling. Results to date have been promising and lock in the surface locations of the zones being intersected by the drilling. The drill program at Hiccup Hill and Setota, at the southern end of the Tsenge Prospect is focusing on building out a potential Inferred Mineral Resource on 80 metre spaced lines. Exploration over the 7 kilometre long Tsenge prospect will consist first of an IP survey to prioritize targets areas along this very large feature. Drilling resumed at Ashashire early in the third quarter, to further test the depth extent of the mineralization with a longer term goal of potentially deepening the ultimate Ashashire pit. Visual observations indicate that the zones were mostly intersected where expected with assays pending. A drone magnetic survey and an induced polarization survey (over Tsenge and Ashashire) are also planned with timing pending permitting and equipment availability.

Operational Summary

For three months ended September 30, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1)Per Gold Ounce Sold	AISC(1)Per Gold Ounce Sold
Sadiola Gold Mine	42,174	45,368	$2,166	$2,092	$2,224
Bonikro Gold Mine	21,953	23,530	$2,023	$1,570	$1,755
Agbaou Gold Mine	22,893	23,201	$1,996	$1,904	$2,175
Total	87,020	92,099	$2,087	$1,911	$2,092

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the third quarter 2025 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts)(Unaudited)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Revenue	$305,618	$188,855	$904,004	$559,536
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(175,027)	(125,274)	(547,721)	(362,275)
Gross profit excluding DDA(1)	$130,591	$63,581	$356,283	$197,261
DDA	(17,160)	(11,207)	(57,303)	(34,666)
Gross profit	$113,431	$52,374	$298,980	$162,595
General and administrative expenses	$(28,623)	$(16,307)	$(75,188)	$(45,708)
Exploration and evaluation expenses	(5,371)	(1,698)	(12,708)	(9,583)
Loss on revaluation of financial instruments and embedded derivatives	(21,437)	(5,835)	(49,524)	(9,717)
Other losses	(4,363)	(113,239)	(21,856)	(120,868)
Net earnings (loss) before finance costs and income tax	$53,637	$(84,705)	$139,704	$(23,281)
Finance costs	(5,926)	441	(14,000)	(12,278)
Net earnings (loss) before income tax	47,711	(84,264)	125,704	(35,559)
Current income tax expense	$(33,291)	$(38,141)	$(75,551)	$(65,521)
Deferred income tax expense	(21,799)	(4,755)	(33,119)	(10,503)
Net (loss) earnings	$(7,379)	$(127,160)	$17,034	$(111,583)

(Loss) earnings attributable to:
Shareholders of the Company	$(17,917)	$(107,965)	$(28,203)	$(105,352)
Non-controlling interests	10,538	(19,195)	45,237	(6,231)
Net (loss) earnings for the period	$(7,379)	$(127,160)	$17,034	$(111,583)

Net loss per share attributable to shareholders of the Company
Basic	$(0.15)	$(1.28)	$(0.25)	$(1.26)
Diluted	$(0.15)	$(1.28)	$(0.25)	$(1.26)

(In thousands of US Dollars, except per share amounts)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Net Loss attributable to Shareholders of the Company	$(17,917)	$(107,965)	$(28,203)	$(105,352)
Net Loss attributable to Shareholders of the Company per Share	$(0.15)	$(1.28)	$(0.25)	$(1.26)
Loss on revaluation of financial instrument	21,437	5,835	49,524	9,717
Depreciation of Korali share-based payment for permit	—	—	4,756	—
Foreign exchange	505	1,634	3,840	2,466
Share-based expense	14,214	818	35,491	4,956
Other Adjustments*	3,284	91,084	30,723	90,018
Tax adjustments	11,814	22,854	(1,500)	25,013
Total increase to Attributable Net Earnings(2)	$51,254	$122,225	$122,834	$132,170
Total increase to Attributable Net Earnings(2) per share	$0.44	$1.45	$1.09	$1.58
Adjusted Net Earnings(1)	$33,337	$14,260	$94,631	$26,818
Adjusted Net Earnings(1) per Share	$0.29	$0.17	$0.84	$0.32

*Comprises contingencies and other legal matter costs of $1.4 million for the second quarter ($11.3 million year-to-date) and corporate development and transaction related costs of $2.0 million for the second quarter ( $12.2 million year-to-date), along with other items that are individually insignificant.

Third Quarter 2025 Conference Call

The Company will host a conference call and webcast on Thursday, November 6, 2025 at 9:00 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-715-9871
Local dial-in number:	647-932-3411
Toll Free (UK):	+44-800-260-6466
Participant passcode:	8269511
Webcast:	https://alliedgold.com/investors/presentations

The webcast replay will be available shortly after the conclusion of the call.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per gold ounce sold;
  AISC per gold ounce sold;
  Gross profit excluding DDA;
  Sustaining, Expansionary and Exploration Capital Expenditures;
  Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
  EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of Cash Costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash Costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash Costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash Costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless otherwise noted)	For three months ended September 30, 2025				For three months ended September 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$37,164	$42,510	$95,353	$175,027	$27,946	$41,208	$56,120	$125,274
DDA	10,444	3,792	2,924	17,160	7,905	1,916	1,386	11,207
Cost of Sales	$47,608	$46,302	$98,277	$192,187	$35,851	$43,124	$57,506	$136,481
Cash Cost Adjustments
DDA	$(10,444)	$(3,792)	$(2,924)	$(17,160)	$(7,905)	$(1,916)	$(1,386)	$(11,207)
Agbaou Contingent Consideration	—	1,719	—	1,719	—	221	—	221
Silver by-Product credit	(224)	(55)	(449)	(728)	(122)	(39)	(59)	(220)
Total Cash Costs(1)	$36,940	$44,174	$94,904	$176,018	$27,824	$41,390	$56,061	$125,275

AISC(1)Adjustments
Reclamation & Remediation Accretion	$137	$156	$419	$712	$219	$319	$560	$1,098
Exploration Capital	750	962	208	1,920	1,842	—	—	1,842
Exploration Expenses	106	164	4,124	4,394	320	895	483	1,698
Sustaining Capital Expenditures	3,044	4,684	1,245	8,973	6,791	2,255	8,133	17,179
IFRS 16 Lease Adjustments	322	322	—	644	174	109	—	283
Total AISC(1)	$41,299	$50,462	$100,900	$192,661	$37,170	$44,968	$65,237	$147,375

Gold Ounces Sold	23,530	23,201	45,368	92,099	25,457	18,193	35,289	78,939

Cost of Sales per Gold Ounce Sold	$2,023	$1,996	$2,166	$2,087	$1,408	$2,370	$1,630	$1,729
Cash Cost(1)per Gold Ounce Sold	$1,570	$1,904	$2,092	$1,911	$1,093	$2,275	$1,589	$1,587
AISC(1)per Gold Ounce Sold	$1,755	$2,175	$2,224	$2,092	$1,460	$2,472	$1,849	$1,867

(In thousands of US Dollars, unless otherwise noted)	For nine months ended September 30, 2025				For nine months ended September 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$97,743	$99,034	$350,944	$547,721	$85,523	$108,285	$168,467	$362,275
DDA	29,299	9,070	18,934	57,303	24,540	5,376	4,750	34,666
Cost of Sales	$127,042	$108,104	$369,878	$605,024	$110,063	$113,661	$173,217	$396,941
Cash Cost Adjustments
DDA	$(29,299)	$(9,070)	$(18,934)	$(57,303)	$(24,540)	$(5,376)	$(4,750)	$(34,666)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	3,666	—	3,666	—	940	—	940
Silver by-Product credit	(553)	(168)	(1,056)	(1,777)	(323)	(131)	(286)	(740)
Total Cash Costs(1)	$97,190	$102,532	$359,023	$558,745	$85,200	$109,094	$168,181	$362,475

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$412	$468	$1,256	$2,136	$655	$955	$1,681	$3,291
Exploration Capital	2,394	2,639	361	5,394	5,582	—	—	5,582
Exploration Expenses	578	423	10,345	11,346	1,476	6,954	1,153	9,583
Sustaining Capital Expenditures	8,746	29,236	3,333	41,315	14,376	4,470	10,601	29,447
IFRS 16 Lease Adjustments	965	965	—	1,930	174	165	—	339
Total AISC(1)	$110,285	$136,263	$374,318	$620,866	$107,463	$121,638	$181,616	$410,717

Gold Ounces Sold(8)	66,971	56,702	181,049	304,722	65,797	52,223	130,666	248,686
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	66,971	56,702	172,894	296,567	65,797	52,223	130,666	248,686

Cost of Sales per Gold Ounce Sold	$1,897	$1,907	$2,139	$2,040	$1,673	$2,176	$1,326	$1,596
Cash Cost(1) per Gold Ounce Sold	$1,451	$1,808	$1,983	$1,834	$1,295	$2,089	$1,287	$1,458
AISC(1) per Gold Ounce Sold	$1,647	$2,403	$2,067	$2,037	$1,633	$2,329	$1,390	$1,652

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 9, 12, and 14 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) related to the reverse takeover transaction events and other items,
  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense),
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
  One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
  Non-recurring expenditures or provisions,
  Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 17 of this press release.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense),
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Non-recurring provisions,
  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Net Loss	$(7,379)	$(127,160)	$17,034	$(111,583)
Finance costs, net	$5,926	$(441)	$14,000	$12,278
DDA	17,160	11,207	57,303	34,666
Current income tax expense	33,291	38,141	75,551	65,521
Deferred income tax expense	21,799	4,755	33,119	10,503
EBITDA(1)	$70,797	$(73,498)	$197,007	$11,385

(In thousands of US Dollars)	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
EBITDA(1)	$70,797	$(73,498)	$197,007	$11,385
Loss on revaluation of financial instrument	21,437	5,835	49,524	9,717
Share-based expense	14,214	818	35,491	4,956
Other Adjustments	3,363	91,084	33,347	90,018
Adjusted EBITDA(1)	$109,811	$46,060	$315,369	$136,390

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

  current production positioning the Company to meet its guidance for the year as presented herein;
  the Company's expectations in connection with when it will publish its 2026 guidance;
  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met and within the expected timelines indicated;
  current available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positioning the Company to execute on Kurmuk's remaining capital expenditures;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
  the Company’s expectations relating to the performance of its mineral properties;
  the estimation of Mineral Reserves and Mineral Resources;
  the conversion of Mineral Resources to Mineral Reserves;
  the timing and amount of estimated future production;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments; and
  the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation and expansion of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with potential strategic partnerships in the future; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company's annual information form, management discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Notes:

  Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine and Korali-Sud Mines:

  Includes an allowance for mining dilution at 8% and ore loss at 3%
  A base gold price of $1700/oz was used for the pit optimization with US$1,800/oz for Korali-Sud
  The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

  Includes an allowance for mining dilution at 18% and ore loss at 2%
  A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.
  The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
  A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the:
    Pit designs (revenue factor 1.00)
    Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola, Korali-Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to December 31, 2024
  The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.
  Rounding of numbers may lead to discrepancies when summing columns
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in the Non-GAAP Financial Performance Measures section.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of
a. (Increase) / decrease in trade and other receivables
b. (Increase) / decrease in inventories
c. Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)	Included in gold ounces sold for the nine months ended September 30, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.